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[JEFFERSON PILOT FINANCIAL LOGO]

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY, One Granite Place, P.O. Box 515, Concord, New Hampshire 03302


                        WAIVER OF SPECIFIED PREMIUM RIDER

Effective Date -

This rider is part of the policy to which it is attached. It takes effect on the effective date of the policy unless a later effective date is shown above. In this rider, "we", "us", or "our" means Jefferson Pilot Financial Insurance Company; "you" means the Owner of the policy; and "Insured" means the person named on Page 3 of the policy as Insured under this rider.

CONSIDERATION - In return for the payment of the monthly deductions and receipt of an application for this rider, we will provide the benefit described in this rider.

BENEFIT - We will pay the specified monthly premium (as applied for by the policyowner, as shown on Page 3 of the policy) for the policy to which this rider is attached, starting with the monthly anniversary day following commencement of Total Disability, while the Insured under this rider is totally disabled. We must receive due proof of the Insured's Total Disability commencing prior to the policy anniversary nearest the Insured's attained age 60 while this rider is in force, and that Total Disability has continued with no interruption for at least six months.

TOTAL DISABILITY - Disability is total in the first two years if the Insured is wholly unable to do any of the main tasks of his or her regular job at the time of commencement of Total Disability, and is not working at any other job. After two years, disability is total if the Insured is wholly unable to do any work for which he or she is fitted by knowledge, training, or prior skill, and is not working at any other job.

A disability will be deemed total from the date it starts when it has gone on without a break for six months.

The following losses will be considered Total Disability as long as the loss continues, whether or not the Insured is working:

(1)  The sight of both eyes;

(2)  The use of both hands;

(3)  The use of both feet; or

(4)  The use of one hand and one foot.

These losses must not have existed prior to the effective date of the policy or the effective date of this rider, if later.

RISKS NOT ASSUMED - We will not pay the specified monthly premium for the policy to which this rider is attached if:

(1)  Total Disability commenced prior to the effective date of the policy.

(2) Total Disability commenced during the Grace Period, as defined in the policy, and the policy subsequently lapsed.

(3) Total Disability is a direct result of intentional self inflicted injury, whether the Insured is sane or insane.

(4) Total Disability is the result of an act of war while the Insured is serving in the military, naval, or air forces of any country at war, declared or undeclared.

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REINSTATEMENT - If the Insured becomes totally and permanently disabled in the
Grace Period, as defined in the policy, and remains so past the end of the Grace Period, the policy will lapse. The policy may be reinstated while the Insured remains totally disabled if:

(1) The conditions contained in the Reinstatement provision of the policy are met;

(2) Written notice of claim is received by us within one year from the commencement of the Grace Period; and

(3) Proof that disability began during the Grace Period is received by us within one year from the end of the Grace Period.

MONTHLY DEDUCTION - The monthly deduction for this rider will be (a), multiplied by (b) where:

     (a)  is the waiver of specified premium rate shown on the attached table;

     (b)  is the specified monthly premium (as shown on Data Page 3).

The waiver of specified premium rate is based on the attained age of the Insured and the rating class for this rider. Waiver of specified premium rates for standard rider issues are shown on the attached table. Appropriate increases will be made to these rates for rated risks.

MONTHLY DEDUCTIONS NOT DEDUCTED - Any specified monthly premium paid for the policy to which this rider is attached will not reduce the proceeds to be paid under the policy. You will remain liable to pay interest on any debt to us.

NOTICE OF CLAIM - Written notice of claim and proof of Total Disability must be given to us at our Home Office. Such notice and proof must be given during the lifetime of the Insured during the period of Total Disability. Such notice and proof must be furnished not later than one year after the policy anniversary nearest the Insured's attained age 60 while this rider is inforce.

Failure to give such notice and proof will not invalidate or diminish any claim if it is shown that notice and proof were given as soon as was reasonably possible. Subject to this condition, no specified monthly premium, the due date of which is more than twelve months prior to the date of receipt at the Home Office of written notice of claim, will be paid for the policy to which this rider is attached.

PROOF OF DISABILITY - At reasonable intervals we will have the right to require due proof of the continuance of Total Disability. Proof must be furnished to us on our forms. As a part of such proof, the disabled Insured may be required to be examined by a physician chosen by us. After the first two years of Total Disability, proof will not be required more than once a year.

Specified monthly premium payments for the policy to which this rider is attached cease when:

(1)  Total Disability ceases;

(2)  Proof of the continuance of Total Disability is not furnished as required;
     or

(3)  The Insured will not submit to an examination.

TERMINATION - This rider will cease as soon as one of the following occurs:

(1) The monthly deduction for this rider remains unpaid at the end of the Grace Period.

(2)  The policy is surrendered, exchanged, or lapsed.

(3)  We receive a proper written request to terminate this rider.

(4)  The policy anniversary nearest attained age 60 of the Insured is attained.

(5)  The maturity date of the policy is attained.

(6)  The death of the Insured.


/s/ David Stonecipher                                   /s/ Robert A Reed
Chief Executive Officer                                     Secretary
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          TABLE OF MONTHLY WAIVER OF SPECIFIED PREMIUM RATES PER $1.00

            ATTAINED AGE          MALE                FEMALE
                15-27                 .0122                 .0260
                28-37                 .0141                 .0304
                 38                   .0153                 .0328
                 39                   .0166                 .0353
                 40                   .0182                 .0379
                 41                   .0200                 .0406
                 42                   .0221                 .0435
                 43                   .0244                 .0464
                 44                   .0270                 .0494
                 45                   .0300                 .0525
                 46                   .0333                 .0557
                 47                   .0370                 .0589
                 48                   .0410                 .0622
                 49                   .0454                 .0656
                 50                   .0502                 .0690
                 51                   .0554                 .0725
                 52                   .0609                 .0760
                 53                   .0668                 .0795
                 54                   .0731                 .0831
                 55                   .0797                 .0868
                 56                   .0866                 .0906
                 57                   .0938                 .0944
                 58                   .1013                 .0983
                 59                   .1089                 .1024
                 60                   .1168                 .1066